

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 3, 2015

<u>Via E-mail</u>
Paula Mathews
Executive Vice President and Secretary
Strategic Storage Trust II, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re: Strategic Storage Trust II, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed August 27, 2015**
> **File No. 333-190983**

Dear Ms. Mathews:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 7</u>

1. Please revise to state how long a holder of a Class T share should expect to pay the stockholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

2. You state on page 7 that the stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class expense, and these fees will impact the amount of distributions payable on all Class T shares, including those purchased through your distribution reinvestment plan. We further note that you will not pay stockholder servicing fees with respect to shares sold pursuant to your distribution reinvestment plan. Please revise to clarify how the stockholder servicing fee will impact the amount of

distributions payable on the Class T shares purchased through the dividend reinvestment plan or advise.

3. We note your disclosure on page 8 that, as a result of the allocation of the stockholder servicing fee to the Class T shares, the Class T shares could have a lower net asset value per share if distributions on the Class T shares are not adjusted to take account of such fee. We further note the preceding sentence that distributions on the Class T shares will be lower than distributions on Class A shares because Class T shares are subject to the on-going stockholder servicing fee. Please revise to clarify or describe the circumstances under which the distributions on the Class T shares would not be adjusted to take account of the stockholder servicing fee or advise. In addition, please tell us whether the distribution amount on the Class T shares will increase once the 10% cap is reached.

4. We note your disclosure on page 8 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Distribution Declaration History, page 155

5. We note your disclosure on page 156 that since your inception through June 30, 2015, the payment of distributions has been paid from offering proceeds. On page 8 of Supplement Number 3 in your post-effective amendment filed on July 14, 2015, we further note you disclose that you paid 100% of distributions for the three months ended March 31, 2015 with cash flows provided by operations. Please reconcile these disclosures or advise.

6. Please revise your disclosure to show the relationship of the total distributions paid and earnings.

Share Redemption Program, page 161

7. We note your disclosure on page 164 that you received one request for the redemption of 1,750 shares which was fulfilled in July 2015. Please revise your disclosure to state the source of cash used to fund the redemption request and the average price per share for the shares redeemed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq.
        Nelson Mullins Riley & Scarborough LLP